[ * ] INDICATES CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24B-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

AGREEMENT FOR MARKETING AND SALE OF CHEMICALS

THIS AGREEMENT is entered into as of the 17th day of May, 2011.

BETWEEN

(1)

Stellar Biotechnologies; a company incorporated under the law of the State of California whose principal place of business is at 332 Scott Street, PMB 170, Port Hueneme, CA 93041 (“Stellar”); and

(2)

SAFC., a division of Sigma-Aldrich a company incorporated under the law of the State of Wisconsin whose principal place of business is at 3050 Spruce Street, St Louis, MO, operating individual and by and through its affiliates (“SAFC”).

Stellar and SAFC are sometimes referred to herein individually as a “Party” or collectively as the “Parties”.  This agreement is intended to govern the terms under which SAFC will purchase certain products, which are proprietary to Stellar (“Products”) for processing and re-sale to  SAFC’s customers. The subject Products are identified in the Appendix 1, which may be amended from time to time by written agreement between the Parties. Products are proprietary to Stellar by virtue of Stellar’s intellectual property or by virtue of intellectual property licensed to Stellar. For purposes of this agreement intellectual property refers to issued patents, patent applications, trade secrets, know-how, trademarks, as well as, confidential business information.

Background

SAFC has devised and created processes, trade secrets, know-how and other information of a secret and confidential nature relating to the GMP purification of high molecular weigh keyhole limpet hemocyanin (“HMW KLH”) for research, clinical and commercial manufacturing purposes. Its clients include academic, industrial and government research and development laboratories as well as commercial scale businesses in the pharmaceutical, and biotechnology industries.

Stellar has devised and created compositions of matter, processes, uses, products, technology, know-how and other valuable intellectual property including information of a secret and confidential nature relating to the growing, tracking, harvesting, purifying and processing HMW KLH intermediates using proprietary aquaculture, processing and purification methodologies.  Stellar is also the commercial supplier of a specific commercial intermediate that is processed, using SAFC’s process, to SAFC’s specifications.

Stellar wishes to offer its proprietary commercial aquaculture KLH intermediate products for sale to SAFC under certain defined conditions for use only in the manufacturing of GMP HMW KLH and marketing to its customers for biotechnology and pharmaceutical vaccine purposes, and SAFC desires to sell, distribute and market GMP HMW KLH that uses Stellar’s commercial intermediate for manufacture of GMP HMW KLH products for sale to its industrial biotechnology and pharmaceutical customers for uses in vaccines.

Definitions

SAFC-Stellar

In this agreement the following words and expressions shall (except where the context otherwise requires) have the following meanings:

Effective Date means the date of execution of this Agreement;

Term means duration of this Agreement as set forth in Section 6 herein;

Contract Year means a period of twelve consecutive months commencing on the Effective Date or an anniversary of the Effective date;

SAFC GMP HMW KLH means keyhole limpet hemocyanin (KLH) derived from the hemolymph of Megathura crenulata and processed to high molecular weight (HMW) of the 4-8 million molecular weight KLH complexes using the SAFC GMP processes. Other high molecular weight KLH products produced by alternative processes are not subject to this Agreement.

Commercial Intermediate means that specific KLH starting material designated by Stellar Part Number KLHA-20-B-2 (formerly KLH-C), that is used in the preparation of SAFC GMP HMW KLH.

Stellar Products means those products specified in Appendix 1 as varied by the Parties in writing from time to time;

SAFC Products means SAFC purified SAFC GMP HMW KLH, specified in Appendix 1 as varied by the Parties in writing from time to time, inclusively of different dosage forms and different formulations offered for sale by SAFC in its retail business;

Price means the prices for the Products as set out in Appendix 1 and as varied from time to time in accordance with the provisions of clause 1.4;

Specifications shall mean specifications for the Products as defined in Appendix 2 together with appropriate manufacturing protocols, shipping and packaging requirements;

Field of Use means the use of purified SAFC GMP HMW KLH for research, development and commercial manufacturing of human pharmaceutical vaccine and therapeutic products including uses in therapeutic conjugates.  For clarity, Field of Use does not apply to KLH products that are purified and sold by Stellar that are the low molecular weight or subunit of KLH, or are GMP HMW KLH produced by Stellar using its own proprietary methods, for use as immune response modifiers only in diagnostic markets.

Affiliate means (i) any business entity fifty percent (50%) or more of which is owed directly or indirectly by a Party;  (ii) any business entity which directly or indirectly owns fifty percent (50%) or more of a Party; or (iii) any business entity under the direct or indirect control or common control of any business entity as described in (i) or (ii) above. Owned, for purposes of this agreement, means direct or indirect ownership of over fifty percent (50%) of the outstanding voting securities of an entity, or the right to receive over fifty percent (50%) of the profits or earnings of an entity.

Vaccine is intended to have its common meaning in the medicinal arts, i.e., as a medicinal composition that when injected into a subject elicits an immune response. Subject is intended inclusively to mean humans and domestic animals, i.e., pharmaceutical and veterinary uses.

1 - Conditions

1.1

Subject to the terms and conditions of the Agreement, Stellar agrees to exclusively supply SAFC with Stellar Products for use within the Field of Use.  For clarity, Exclusivity shall be understood to mean the following Conditions during the Term of this Agreement:

(a) Stellar will not distribute GMP HMW KLH within the Field of Use to any other company

SAFC-Stellar

(b) SAFC will purchase 100% of its demand for Commercial Intermediate and all other forms of KLH used in the production of SAFC GMP KLH from Stellar during the term of this contract.

1.2

SAFC shall use commercially reasonable efforts, consistent with its standard marketing practices, to promote the SAFC GMP HMW KLH Products.

1.3

SAFC shall issue written purchase orders specifying the quantities of the Stellar Products to be supplied by Stellar, together with a schedule for delivery of such quantities and applicable shipment information (each a “Purchase Order”).  Each Purchase Order shall be issued to Stellar at least ninety (90) days before the expected delivery of the Stellar Product to SAFC.  Stellar shall use commercially reasonable efforts to supply the Stellar Products corresponding to the quantities and delivery dates set forth in each Purchase Order delivered to the Stellar.  All terms and conditions of this Agreement shall supersede any terms and conditions of any Purchase Order (other than quantity and delivery dates) which modify, add to, or are otherwise inconsistent with the terms and conditions of this Agreement.

1.4

SAFC shall purchase the Stellar Products from Stellar in quantities determined by SAFC, consistent with its effort to maintain an adequate stock of Stellar Products to satisfy demand. The minimum order quantity of each Purchase Order shall be 20 g of a Stellar Product.  SAFC shall issue a separate Purchase Order for each purchase of each of the Stellar Products.  Upon receiving a purchase order for at least 3g of GMP HMW KLH,  SAFC shall place an initial binding PO for a minimum of 20g of Stellar Product.

1.5

SAFC shall deliver to Stellar a written, non-binding, rolling twelve (12) month forecast of such estimated quantities of Commercial Intermediate.  The forecast shall cover each of the next succeeding four (4) calendar quarters.  After delivery of the initial forecast, the forecast shall be updated by SAFC on a calendar quarterly basis, which update shall include the next successive calendar quarter added to the last period of the previous forecast.  SAFC may update the previous forecast more frequently than on a calendar quarterly basis, at SAFC’s election.  Although the forecast is non-binding, SAFC understands that the forecast may be used by Stellar for planning purposes (including raw material acquisitions and investment in equipment and other resources) in order to make available the production capacity required to Manufacture and supply the forecasted amounts of Commercial Intermediate within the time frames agreed to by both parties.

1.6

(a) To initiate Stellar’s Manufacture and supply of Commercial Intermediate under this Agreement, SAFC must issue a binding written purchase order for its initial purchase of Commercial Intermediate on the date of this agreement first written above for delivery no more than sixteen (16) weeks from the date of this agreement or such shorter time as may be agreed upon by the Parties in writing.

 (b) All purchase orders subsequent to the initial purchase order must be issued at least sixteen (16) weeks prior to the scheduled production start date of Commercial Intermediate thereunder or such shorter time as may be agreed upon by the Parties in writing.

1.7

All sales are made FCA Ship Point.  The Stellar Products shall be shipped by Stellar to SAFC facility Sigma [Cherokee address, St. Louis].

SAFC-Stellar

1.8

SAFC will promptly inspect all Stellar Product shipments and any Stellar Product not rejected by SAFC as non-conforming to the conditions of an applicable Purchase Order or to Specifications within sixty (60) days after receipt will be deemed accepted.  This does not prejudice SAFC warranty rights under Section 3.1.

1.9

Prices

(a) SAFC will be permitted to buy Stellar Products at Price set forth in the Appendix 1 but, except as otherwise provided for in Section 1.4 of this agreement, is under no obligation to do so.  The Prices set forth in Appendix 1 shall remain in effect during the Term of the Agreement.

(b) Stellar shall invoice SAFC for the Stellar Products at the time of shipment or pick-up. Invoices shall be submitted to the Buyer’s facility Sigma-SAFC [Cherokee site, St. Louis]. The terms of payment are net thirty nine (39) days.

(c) Maximum Selling Recommended Price (MSRP) of the SAFC Products by SAFC are agreed between the Parties in Appendix 1.

1.10

SAFC shall prominently display the following text on all sales, marketing and packaging materials for SAFC Product in which the Stellar Products were used as Commercial Intermediates: namely,

(a)

“Product of Stellar Biotechnologies, Inc.”; and,

(b)

Stellar brand name for the Stellar Products, “Stellar KLH™”.

(c)

For purposes of this Agreement sales, marketing and packaging materials include e.g. vial labels, box labels, package inserts, promotional product brochures and advertising and the like.

1.10

Stellar grants by virtue of sale of Stellar Products to SAFC a non-exclusive, non-royalty, non-transferable right for SAFC customers to use Stellar Products within the Field of Use.

SAFC shall not make any representations or warranties regarding the Stellar Products to its customers, including concerning their quality, purity, merchantability, suitability or fitness for a particular purpose, other than those specifications provided by Stellar.

1.11

SAFC shall be solely responsible for obtaining all licenses, permits and approvals necessary for the sale of SAFC Product derived from use of the Stellar Commercial Intermediates within the Field of Use and for the performance of its duties under this Agreement.

1.12

The parties will jointly announce the execution of this agreement through press release(s) containing wording that is acceptable and approved in advance by both parties.

1.13

If Stellar or SAFC decide to exit the business of supplying Commercial Intermediate or SAFC GMP HMW KLH within the term of this agreement, 12 months notice will be given and the exiting party will provide other party with copies of all protocols, processes, and regulatory documents necessary to set up alternative manufacturing.

2 – Stellar Obligations

SAFC-Stellar

2.1

Stellar will advise its customers wishing to purchase SAFC GMP HMW KLH for applications within the Field of Use to order SAFC GMP HMW KLH from SAFC.  Stellar will establish and maintain links from its corporate website to SAFC website to facilitate the order referrals.

2.2

Stellar will provide SAFC with Materials Safety Data Sheets (“MSDS”) for each Stellar Product as well as references on potential applications and use to allow SAFC to market each SAFC Product.  [need this?]

2.2

Stellar will manufacture and supply Stellar Products to SAFC during the term of this Agreement in quantities ordered by SAFC.  Stellar shall supply Products in strict accordance with (i) the Specifications, (ii) any applicable regulatory filing in regard to the Products and the Field of Use, and (iii) all other applicable laws and regulations.

2.3

Stellar will provide SAFC with a lot analyses with each shipment of Stellar Products, with separate standard certificate of analyses (COA) for each Product as set forth in Appendix 2.

2.4

Stellar will use commercially reasonable efforts to provide SAFC, at SAFC request, with technical information required to prepare product application sheets, technical bulletins, and advertisement newsletters to promote the SAFC Products for sale within the Field of Use.

2.5

SAFC and Stellar will meet a minimum of two times per Contract Year to review both Parties performance under this Agreement.  Topics to be discussed will include:

•

Sales of SAFC Products and Stellar of Products within the Field of Use

•

Specific customer and technical product information issues

•

Planned marketing activities

•

New products and required modifications to Appendix 1

•

Forecast demand for SAFC purchases of Stellar Products

3 - Warranties/Indemnity

3.1

Stellar represents and warrants to SAFC and its customers that the Stellar Products will comply with the specifications provided by Stellar.  All Stellar Products sold by Stellar hereunder are warranted to be free from defects in material and workmanship, WHICH WARRANTY IS IN LIEU OF AND EXCLUDES ALL OTHER WARRANTIES NOT EXPRESSLY SET FORTH HEREIN, WHETHER EXPRESSED OR IMPLIED BY OPERATION OF LAW OR OTHERWISE, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.  Stellar liability hereunder is in any case being expressly limited to the replacement (in the form originally shipped) of the Stellar Products not complying with this Agreement, or at Stellar’ election, to the repayment of an amount equal to the purchase price of such Products, whether such claims are for breach of warranty, negligence, contract or otherwise.

3.2

Stellar shall indemnify, defend and hold harmless SAFC, its parent, subsidiaries and affiliated corporations and their respective officers, directors and employees from all actions, losses, claims, demands, damages, costs and liabilities (including reasonable attorneys’ fees) to which they are or may become subject insofar as they arise out of or are alleged or claimed to arise out of (i) personal injury, death or property damage sustained by any person(s) resulting from the use of any unaltered or unmodified Stellar Product manufactured by Stellar, (ii) any breach by Stellar of any of its obligations under this Agreement; (iii) any negligent or willful act or omission by Stellar or its employee, agents or subcontractors in relation to the manufacture or supply of the Stellar Products

SAFC-Stellar

or (iv) any claims of patent infringement relating to a Stellar Product subject to this Agreement.

3.3

SAFC shall indemnify, defend and hold harmless Stellar, its parent, subsidiaries and affiliated corporations and their respective officers, directors and employees from all actions, losses, claims, demands, damages, costs and liabilities (including reasonable attorneys’ fees) to which they become subject insofar as they arise out of or are alleged or claimed to arise out of (i) personal injury, death or property damage sustained by any person(s) resulting from the use of any SAFC Product manufactured using a Stellar Commercial Intermediate, (ii) any breach by SAFC of any of its obligations under this Agreement; (iii) any negligent or willful act or omission by SAFC or its employee, agents or subcontractors in relation to the manufacture or supply of the SAFC Products or (iv) any claims of patent infringement relating to a SAFC Product subject to this Agreement.

3.4

Stellar represents and warrants that, to the best of its knowledge, as of the date of this Agreement, no patents, patent applications if issued, or any other proprietary rights of any third party would be infringed by the manufacture or sale of the Stellar Products and that no allegation or claims have been made by any third party that such manufacture or sales infringes any patents of such third party.

3.5

Stellar warrants that it has the rights to sell the Stellar Products to SAFC for resale in accordance with this Agreement.

3.6

The Parties hereby acknowledge that neither Party has, and shall not acquire, any interest in any of the other Party’s trademarks or trade names appearing on the labels or packaging materials for the Products, unless otherwise expressly agreed in writing by the other Party.  The words “name and/or trademark” as used in this paragraph include corporate or private names, trademarks, trade names, symbols, grade marks, designations, indicia, slogans, and/or other means of identifying Products or the Parties themselves.

3.7

SAFC agrees that it will obtain the prior written consent of Stellar in connection with any packaging or sales literature it uses in connection with its efforts under this Agreement.  SAFC shall provide its customers with all legally required material in connection with its sales of the Products including without limitation MSDS sheets and appropriate labeling, including warnings, if any.

4 - Limitations of Liability

4.1

Neither party shall be liable to the other for 1) such party's loss of profits or wasted overheads or, 2) any special or indirect damages to such party or consequential loss of such party, including without limitation, goodwill, contracts, anticipated savings or any increased cost of working, arising out of or in connection with this Agreement.

4.2

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall exclude, or limit either party’s liability for death or personal injury resulting from its negligence.

5 - Confidentiality

Each party to this Agreement shall treat as confidential all information received from the other party pursuant to this Agreement which is either marked “Confidential” at the time of disclosure or, is subsequently confirmed in writing as "Confidential", or, if disclosed other than in writing, summarized and marked “Confidential” following such disclosure.  The foregoing restriction shall not apply to the extent:

SAFC-Stellar

1)

such information was public knowledge at the time of receipt by receiving party or if it subsequently becomes public knowledge after receipt by receiving party through no fault of receiving party;

2)

was lawfully in the possession of the receiving party at the time of such disclosure;

3)

is required by law to be disclosed by the receiving party, provided the receiving party notifies the disclosing party of such required disclosure in advance of disclosure; or

4)

is independently developed by the receiving party without use of any confidential information received from the disclosing party, provided such independent development is established by the receiving party’s records.

5)

is received by the receiving party from a third party without any obligations of confidentiality.

 6 - Duration and Termination

6.1

This Agreement shall commence on the Effective Date and, unless terminated early under clause 6.2 or 6.3, shall continue for a period of two (2) years (the “Term”).  Thereafter, this Agreement may be extended for an additional one (1) year period upon written agreement of both Parties obtained within sixty (180) days prior to the expiration of the initial Term or any subsequent extended term.

6.3.

Either Party may terminate this Agreement:

(a)

forthwith in the event that the other files or has filed against it a petition for Bankruptcy protection, makes an assignment for the benefit of creditors, or otherwise commits any act of insolvency; or

(b)

forthwith in the event that the other Party is in breach of the terms of this Agreement and, in the case of a breach capable of being remedied, fails to remedy that breach within ninety (90) days (fifteen (15) days in the case of moneys due and owing hereunder) of receiving written notice specifying that breach and requiring the same to be remedied.

6.4.

In the event of termination for reasons other than breach by SAFC as defined in 6.3 (b) above, Stellar will allow SAFC to sell any of its remaining inventories of the SAFC Products, in accordance with the terms and conditions of this Agreement.

6.5

Notwithstanding any such termination or expiration of this Agreement, the obligations contained in paragraph 5 shall survive such termination or expiration.

7 - Partnership or Joint Venture excluded

Nothing in this Agreement and no action taken by the parties under it shall constitute a partnership or joint venture of any kind between the parties, and neither party is authorized to bind the other to any agreement, obligation or undertaking, other than the transactions contemplated by this Agreement. The parties to this Agreement are independent contractors of one another. Nothing in this Agreement shall be construed as granting any rights in Stellar Intellectual Property other than those specifically granted in Section 1.9.

SAFC-Stellar

8 - Variation and/or Amendments

The terms of this Agreement may only be varied or amended by agreement in writing signed by or on behalf of the parties.

9 - Non-Assignment

Neither this Agreement nor any of the rights or obligations under it shall be assigned, sub-contracted or transferred by either party except with the prior written consent of the other (such consent not to be unreasonably withheld or delayed). Notwithstanding the foregoing, either party may assign this Agreement to any entity with which it may merge or consolidate, or to which it may transfer substantially all of its assets to which this Agreement relates, without obtaining the consent of the other party, provided the assignee agrees to be bound, in written notice sent to the other party, by the terms and conditions of this Agreement.

10 - Law and Jurisdiction

This letter shall be governed by and construed in accordance with the internal laws of Wisconsin.

11 – Force Majeure

For the purposes of this Agreement, “Force Majeure” means, in relation to either party, any circumstances beyond the reasonable control of that party and not caused by such party (including, without limitation, governmental orders or restriction, war, warlike condition, acts of terrorism, revolution, riot, internal or external strike, lock out, other forms of industrial action, fire, flood).

Should either party be affected by Force Majeure, it shall without delay notify the other party in writing of the nature and extent thereof and the affected party shall use commercially reasonable efforts to cure or correct any such event of Force Majeure.

Neither party shall be deemed to be in breach of this Agreement or otherwise be liable to the other by reason of any delay in performance, or non-performance, of any of its obligations hereunder to the extent that such delay or non-performance is due to any recognized Force Majeure of which it has notified the other party, and the time of performance for that obligation shall be extended accordingly.

12 – General Provisions

All disputes, controversies and differences, which may arise between the parties in relation to this Agreement, if the Parties fail to reach an amicable settlement, shall be finally settled by arbitration in accordance with the rules of conciliation and arbitration of the American Arbitration Association.  The arbitration shall be held in Wilmington, Delaware.

This Agreement and the attached Appendices, expresses the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior discussions, offers, negotiations and agreements.

Any notices or other communication to be given by one party to the other pursuant to this Agreement shall be in writing and shall be given by sending the same by registered mail, overnight courier, personal delivery, or facsimile transmission (faxes to be confirmed by regular mail within forty-eight (48) hours after transmission) to the address of the relevant party as set out above or such other address as the addressee shall have notified the addresser in writing from time to time.

SAFC-Stellar

Stellar will provide, in writing, any and all changes or updates of the Appendices to:

Manager, Business Development

SAFC

3050 Spruce Street

St. Louis, MO 63103 USA

SAFC will provide, in writing, any and all notices or other communications pursuant to this Agreement to:

CEO

Stellar Biotechnologies

321 E. Hueneme Road

PMB 170

Port Hueneme, CA  93041

Title headings have been inserted for convenience only and shall not be used in interpreting this Agreement.

SAFC-Stellar

Each person signing this Agreement on behalf of a party represents and warrants that he or she is duly authorized by such party to execute this Agreement on its behalf.

Signed for and on behalf of **Stellar**

[signature]

Name (CAPITALS): ~~Stellar Biotechnologies~~ FRANK OAKES

Position: CEO

Date: June 27, 2011 ~~May, __, 2011~~

Signed for and on behalf of **SAFC**

[signature]

Name (CAPITALS): DAVID M. BACKER

Position: DIRECTOR, SAFC

Date: JUNE 23, 2011

SAFC-Stellar

Appendix 1:  Stellar and SAFC Products for Field of Use

Product Name	Stellar Brand Name	Minimum Lot	Price ($/g)
KLH-C Intermediate for GMP HMW KLH	XX	20g	[ * ]
KLH-C Intermediate for GMP HMW KLH	XX	40g	[ * ]
KLH-C Intermediate for GMP HMW KLH	XX	80g	[ * ]

Product Name	SAFC Brand Name	Pack Size	Price ($/g)
SAFC GMP HMW KLH	XX	30g – 60g	[ * ]
SAFC GMP HMW KLH	XX	20g-29g	[ * ]
SAFC GMP HMW KLH	XX	10g-19g	[ * ]
SAFC GMP HMW KLH	XX	5g-9g	[ * ]
SAFC GMP HMW KLH	XX	1g-4g	[ * ]
SAFC GMP HMW KLH	XX	100mg	[ * ]
SAFC GMP HMW KLH	XX	10mg	[ * ]

*

SAFC-Stellar

Appendix 2:  Product Specifications.

STELLAR PART NO. KLHA-20-B-2 (formerly KLH-C, Hemocyanin in [ * ]% Ammonium Sulfate)

KLH-C Formulation
Ingredient	Concentration
WFI	[ * ]
KLH	[ * ]
MgCl2	[ * ]
CaCl2	[ * ]
Tris	[ * ]
(NH4)2SO4	[ * ]

KLH-C Specifications
TESTS	METHOD	SPECIFICATIONS
Appearance	Visual inspection	[ * ]
Protein concentration	UV absorbance @ 280 nm [ * ]	[ * ]
pH	TM-009	[ * ]
Identity by Native PAGE	TM-006 & TM-001	[ * ]
Copper / protein ratio	UV Absorbance at 345 and 280 nm	[ * ]

SAFC-Stellar